Exhibit 21.1

Subsidiaries of QuantumScape Corporation

Name:	Jurisdiction of Incorporation or Formation:
QuantumScape Battery, Inc.	Delaware
QSV Operations LLC	Delaware
QuantumScape Japan GK	Japan